SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   Form 12b-25

                         Commission File Number 0-21150

                           NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K  [  ] Form 11-K  [  ] Form 20-F  [ ] Form 10-Q
              [ ] Form N-SAR

For Period Ended:  December 31, 1998
[ ] Transition Report on Form 10-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form 20-F [ ] Transition Report on Form N-SAR [ ] Transition Report on Form 11-K

For the Transition Period Ended:

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                         Part I. Registrant Information

Full name of registrant:     Directrix, Inc.

Former name if applicable:

Address of principal executive office:  536 Broadway
                                        New York, New York  10012


                        Part II. Rule 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              Part III. Narrative.

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     The  Company  was  a  wholly  owned  subsidiary  of  Spice   Entertainment
Companies,   Inc.   ("Spice")  until  the   acquisition  of  Spice  by  Playboy
Enterprises, Inc. ("PEI") on March 15,1999. On the closing of that transaction, Spice distributed the Company's common stock to Spice's former stockholders. After the closing, Spice and the Company both had to complete year end audits and take care of post closing items at a time when Spice and the Company were severely short staffed as a result of staff reductions in anticipation of the closing. As a result of the staff reductions and a 15 day delay in the closing of the Playboy transaction, the Company was unable to prepare and file its Form 10-KSB on a timely basis.

                           Part IV. Other Information

    (1) Name and telephone number of person to contact in regard to this notification:

             John R. Sharpe              212-219-6269
            ---------------------    -----------------------------
                  (Name)             (Area code)(Telephone number)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                         [X] Yes   [ ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                         [X] Yes   [] No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                       Directrix, Inc.
                  -------------------------------------------
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date 3/30/99      By: /s/ John R. Sharpe
                      -----------------------------------------
                      John R. Sharpe, Chief Financial Officer

                            STATEMENT TO FORM 12B-25

     The Company reported a net loss of $4.2 million for the year ended December 31, 1998 as compared to a net loss of $0.9 million for the year ended December 31, 1997. The decline in net income was primarily attributable to the reclassification of its transponder agreement in the first quarter of 1997, as described below. Also contributing to the decline in net income were the following: (a) additional losses attributable to unused transponder capacity totaling $0.6 million, (b) increases in salaries, wages and benefits totaling $0.5 million and (c) increases in selling, general and administrative expenses attributable to the expansion of the operation facility and the allocation of general corporate overhead totaling $0.2 million.

Reclassification:

     The Company utilized satellite transponder services pursuant to a Transponder Services Agreement (the "Transponder Agreement") dated February 7, 1995 between Spice and AT&T Corp. ("AT&T"). On March 31, 1997, Spice and Loral SpaceCom Corporation d/b/a Loral Skynet ("Loral"), as successor to AT&T, amended the Transponder Agreement by changing the expiration date to October 31, 2004, reducing the term by approximately four years. As a result of this amendment, the Transponder Agreement was reclassified for accounting purposes as an operating lease rather than a capital lease commencing on March 31, 1997. As a result of the reclassification, the Company recorded a one-time gain of approximately $2.3 million in the first quarter of 1997